InspireMD, Inc.

4 Menorat Hamaor St.

Tel Aviv, Israel 67448

November 13, 2012

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Amanda Ravitz

Re: InspireMD, Inc.

       Registration Statement on Form S-1, originally filed on September 24, 2012

       File No. 333-184066, as amended (the “Registration Statement”)

Dear Ladies and Gentlemen:

On November 8, 2012, we requested the acceleration of the effective date of the registration statement on Form S-1 of InspireMD, Inc., pursuant to Rule 461 of the Securities Act of 1933, as amended, so that it would become effective at 4:00 p.m., Eastern Time, on November 13, 2012, or as soon thereafter as practicable.

We hereby respectfully withdraw that acceleration request.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

InspireMD, Inc.

By: /s/ Craig Shore

       Craig Shore

       Chief Financial Officer